Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resignation of Director and President

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, due to the adjustment of positions, Mr. Zhang Jianhua has tendered his resignation to the Company and ceased to hold the positions of Vice Chairman, Director and President of the Company with immediate effect. Mr. Zhang Jianhua also ceased to serve as the chairman of the Investment and Development Committee of the Board.

Mr. Zhang Jianhua has confirmed that he has no disagreement with the Company and the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Mr. Zhang Jianhua has been dedicated, diligent and meticulous at work in continuously promoting the high-quality development of the Company and actively repaying shareholders and society since appointment. The Board would like to express its sincere gratitude to Mr. Zhang Jianhua for his significant contributions.

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, the PRC

14 November 2018

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.